Exhibit 14

                                APA OPTICS, INC.

               CODE OF ETHICS FOR PRINCIPAL EXECUTIVE OFFICER AND
                            SENIOR FINANCIAL OFFICERS


APA expects the highest ethical conduct from its principal executive officer and senior financial officers. Your full compliance with this Code and with APA's Code of Business Conduct and Ethics is mandatory. In addition, you are expected to foster a culture of transparency, integrity and honesty which will encourage compliance by all employees with APA's Code of Business Conduct and Ethics, in letter and in spirit.


CONFLICTS OF INTEREST
As an APA principal executive officer or senior financial officer, you must avoid any investment, interest or association that interferes, might interfere, or might appear to interfere, with your independent exercise of judgment in APA's best interests.

Situations in which your personal interests conflict with your independent exercise of judgment on behalf of APA may include (1) situations in which you can use your position at APA for personal gain (e.g. causing APA to enter into a business transaction with your relatives or friends) or (2) situations which develop into actual or potential conflicts due to factors beyond your control (e.g. the bank at which your wife is an executive in commercial lending is acquired by APA's principal lender). Situations in the first category are strictly prohibited. Situations in the second category should be disclosed immediately to the Board of Directors for a determination on procedures to avoid impairment of independent judgment on behalf of APA.

If you have concerns about any situation, follow the steps outlined in the Section on "Reporting Violations."

ACCURATE PUBLIC DISCLOSURES
Full, fair, accurate, timely and understandable disclosures in APA's periodic reports and press releases is legally required and is essential to the success of our business. You are required to exercise the highest standard of care in preparing such APA public disclosures. The following guidelines are intended to be instructive but are not comprehensive:

     - All APA accounting records, as well as reports produced from those records, must comply with applicable laws, regulations, and industry standards.

     - All records, including accounting records, must fairly and accurately reflect the transactions or occurrences to which they relate.

     - All accounting records must fairly and accurately reflect, in reasonable detail, APA's assets, liabilities, revenues and expenses.

     - APA's accounting records must not contain any false or intentionally misleading entries.


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     -    All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

     -    No information should be concealed from the independent auditors.

COMPLIANCE
You are expected to comply with both the letter and spirit of all applicable governmental laws, rules and regulations.

If you fail to comply with this Code, with APA's Code of Business Conduct and Ethics, and/or with any applicable laws, you will be subject to disciplinary measures, up to and including immediate discharge from APA.

REPORTING VIOLATIONS
Your conduct can reinforce an ethical atmosphere and positively influence the conduct of fellow associates. If you are powerless to stop suspected misconduct or discover it after it has occurred, you must report it to the appropriate level of management at your location.

If you are still concerned after speaking with your local management or feel uncomfortable speaking with them (for whatever reason), you must (anonymously, if you wish) send a detailed note, with relevant documents, to APA, 2950 NE 84th Lane, Blaine, MN 55449 or you may directly contact the Audit Committee of APA's Board of Directors by sending a detailed note, with relevant documents, to Chair of the Audit Committee at the above address or by email to the following email address: auditapa@aol.com

Your calls, detailed notes and/or e-mails will be dealt with confidentially. You have the commitment of APA and of the Audit Committee of APA's Board of Directors that you will be protected from retaliation.

Retaliation by anyone against any reporting person will not be tolerated.

CHANGES AND WAIVERS
In accordance with the rules of the U.S. Securities and Exchange Commission, any change to, or waiver of, this Code must be immediately publicly disclosed.

CONCLUSION
In the final analysis, there are no universal rules or easy answers. Ask yourself whether your actions could be questioned by supervisors, associates, clients, family and the general public. If you are uncomfortable with your answer, discuss the situation with the Audit Committee (See Reporting Violations) before proceeding.

APA Optics, Inc.
2950 NE 84th Lane
Blaine, MN  55449
(763) 784-4995


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